Exhibit 4

                     First Amendment to Employment Agreement
                                  Howard Socol


This First Amendment to the Employment Agreement between Howard Socol ("Executive") and Barneys New York, Inc. ("Company") dated January 8, 2001 ("Employment Agreement") is made and effective as of this 10th day of January, 2003 by the Executive and the Company.

1. Section 3.2 of the Employment Agreement is hereby amended and restated in its entirety to read as follows:

           The term of this Agreement means the period commencing on the Agreement Date and ending on January 31, 2005 ("Agreement Term"); provided that (i) if the Company is then actively engaged in good faith bona fide discussions with one or two interested buyers each of whom is financially able to take over control of the Company or (ii) if the Company has been actively searching for a new Chief Executive Officer for at least three months immediately prior to that date and has by then identified one or two candidates for that position, upon written notice by the Company to the Executive prior to the expiration of the Agreement Term the Company may extend the Agreement Term for no more than six (6) additional months in order to conclude a transaction which could result in a Change in Control or to hire a new Chief Executive Officer; provided further that in the event the discussions then underway with such buyers and such candidates end before the end of the additional six-month extension of the Agreement Term, Executive shall be entitled to resign and shall be unconditionally released from any further employment with the Company. During any such extension of the Agreement Term, the Executive shall receive an increased salary of 150% of his salary rate immediately prior to such extension and shall not be eligible for any annual bonus with respect to such period.

2. Section 3.3(c) of the Employment Agreement is hereby amended and restated to read as follows:

                     (c)(i) During the Agreement Term constituting the period commencing on February 1, 2001 and ending on January 31, 2003, the Executive shall also earn an annual bonus for each full fiscal year of the Company equal to the following amount:

                               (1) if the Company achieves 90% of the business plan target EBITDA for such fiscal year, 50% of annual Salary paid with respect to such year;




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                               (2) if the Company achieves 100% of business plan
                               target EBITDA for such year, 75% of annual Salary paid with respect to such year ("Target Bonus");

                               (3) if the Company achieves 125% of business plan target EBITDA for such fiscal year, 100% of annual Salary paid with respect to such year; and

                               (4) if the Company achieves 150% or more of business plan target EBITDA for such fiscal year, 125% of annual Salary paid with respect to such year.

                     (ii) During the Agreement Term constituting the period commencing on February 1, 2003 and ending on January 31, 2005, the Executive shall earn an annual bonus for each full fiscal year of the Company equal to the following amount: if the Company achieves 90% of the business plan target EBITDA for such fiscal year, 90% of his annual Salary paid with respect to such year, plus an additional percentage of his annual Salary paid with respect to such year equal to the additional percentage of the Company's business plan target EBITDA for such year in excess of 90% of the Company's business plan target EBITDA for such year, without limit.

                     (iii) The Bonus for each fiscal year shall be paid to Executive by the Company in cash not later than the March 31 next following the end of such fiscal year or, if later, the fifth (5th) business day after the Company's receipt of its audited financial statements for such fiscal year.

3. Section 3.5(d) is amended by deleting "2007" as it appears therein and replacing such year with "2008" and by deleting "2004" as it appears therein and replacing such year with "2005".

4. Section 3.5 is amended by adding a new subsection (e) at the end thereof to read as follows:

           (e) Equity Compensation Guarantee.
               ------------------------------

           (1) In the event that the Executive does not voluntarily resign from his employment with the Company in breach of the Employment Agreement prior to January 31, 2005, or such later date to which the Agreement Term may be extended pursuant to the first proviso of Section 3.2, the Company hereby guarantees that the aggregate value of all stock options granted to Executive shall, as of the date of the first Change of Control that occurs, be at least equal to the greater of:
           (i) the Target Value (as defined below) in the event the Company achieves a cumulative amount of EBITDA ("Cumulative EBITDA Threshold") through January 31, 2005 (or such shorter period as may




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           be provided below) greater than the minimum amount mutually agreed to by Executive and the Executive Committee or (ii) $5,000,000. In the event the applicable Target Value exceeds the aggregate value of all of the Executive's stock options granted by the Company as of the date of a Change of Control, the Company shall make a lump sum cash payment to the Executive equal to the amount, if any, of such excess promptly following the Change of Control.

           (2)  Definitions.

           "Target Value" means the amount guaranteed to be earned by Executive in respect of stock options granted by the Company to the Executive and shall be determined based on the cumulative amount of EBITDA during the Measurement Period. The Target Value shall be a minimum of $5 million and shall be $10 million if the Company achieves at least the highest Cumulative EBITDA Threshold during the Measurement Period. If the Company achieves cumulative EBITDA during the Measurement Period between the lowest and highest Cumulative EBITDA Thresholds, the Target Value shall be a pro rata amount determined by straight line interpolation. The Target Value shall be adjusted in the event Executive's employment with the Company is terminated prior to January 31, 2004 by reason of his death or Disability so that the Target Value is in the same proportion as the aggregate number of shares underlying the vested and exercisable portion of Executive's options (including shares that were purchased by exercising such options) bears to 792,234.

           "Measurement Period" means the period from the first day of the Company's 2002 fiscal year through the end of the Company's 2004 fiscal year; provided, however, in the event Executive's employment is terminated for any reason (other than his voluntary resignation in breach of the Employment Agreement) or a Change of Control occurs prior to the end of the Company's 2004 fiscal year, the Measurement Period shall be the period from the first day of the Company's 2002 fiscal year until the later of the end of the Company's 2002 fiscal year or the end of the Company's fiscal year immediately preceding the Executive's Termination Date. For example, if a Change of Control occurs on November 30, 2003, the Measurement Period shall be the Company's 2002 fiscal year, and if a Change of Control instead occurs a year later (i.e. November 30, 2004), the Measurement Period shall be the Company's 2002 and 2003 fiscal years.

           (3) For purposes of this Section 3.5(e), the aggregate value of Executive's stock options granted by the Company shall be determined as of the date of a Change of Control and shall include the aggregate value of shares of stock acquired pursuant and subject to stock options in excess of the aggregate exercise price therefor. In the event the shares of Stock received under a stock option have been sold or otherwise transferred prior to the date of a Change of Control, the value of such shares shall be the gross amount actually realized in cash by Executive or, in the case of a gift, discounted




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           sale or other transfer without full and adequate consideration entirely in cash, the last sales price on the last day on which shares of Stock were actually traded prior to the date of transfer multiplied by the number of such shares sold or transferred by Executive.

           (4) In the event the Executive becomes entitled to the guarantee hereunder, this Section 3.5(e) shall survive the expiration of the Agreement Term such that the guarantee shall be determined, and an amount (if any) shall be payable thereunder, upon the first Change of Control that occurs after such expiration.

           (5) In the event Executive desires to sell or otherwise transfer any shares of Stock acquired from any stock options, the Executive shall provide the Board with at least 10 business days' prior written notice of such sale or transfer ("Sale Notice"). The Sale Notice shall generally describe the proposed transaction, including the price at which the sale or other transfer is being made (or the equivalent cash price based on the last sale price on the last day on which shares of Stock were actually traded prior to the date of such notice). The Company shall have ten (10) business days from the date it receives such notice to decide whether to (i) purchase the shares of Stock at the price set forth in the Sale Notice, (ii) permit the Executive to complete his proposed sale or other transfer in accordance with the terms described in the Sale Notice or (iii) direct the Executive to defer any such sale or transfer for a period of up to six (6) months (and the Company may at any time during such deferral period purchase the shares at the greater of the cash price set forth in the Sale Notice or the last sale price on the last day on which shares of Stock were actually traded prior to the date of such purchase). In the event the Company directs the Executive to defer his proposed sale or other transfer for a period of up to six
           (6) months, the Company shall, prior to the end of such six-month period, either allow the Executive to participate in a third party transaction at a price no less than the price set forth in the Sale Notice or, absent any such transaction, purchase such shares at the greater of the price set forth in the Sale Notice or the last sale price on the last day on which shares of Stock were actually traded prior to the date of such purchase. In the event any sale or transfer by Executive of his shares is deferred for more than 60 days after the date that a Sale Notice was received by the Company at the Company's direction, the Company shall arrange for a letter of credit or other means of securing its obligation to Executive under this
           Section 3.5 that is reasonably satisfactory to the Executive. Notwithstanding any other provision of this Section 3.5, this paragraph shall not apply to a sale, gift or other transfer of shares of Stock by the Executive to his spouse or his children, his estate or to any trust or other entity for the exclusive benefit for any of them, and such shares shall be treated as if they were still owned by the Executive solely for purposes of this Section 3.5.

5. Section 4.1 of the Employment Agreement is hereby amended to read as follows:




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           4.1       [Deleted].

6. Section 5.2 of the Employment Agreement is hereby amended and restated to read as follows:

           Termination for Cause or By Executive Other Than For Good Reason. If the Company shall terminate the Executive's employment for Cause or the Executive shall terminate employment other than for Good Reason during the Agreement Term, this Agreement (other than Articles IX and
           X) shall terminate without further obligation by the Company to the Executive, other than (a) the obligation immediately to pay Executive in cash all Accrued Obligations and (b) the obligations of the Company under all Stock Options and Stock Awards granted to the Executive that have vested as of the Termination Date, subject to
           Article III.

7. Section 5.3 of the Employment Agreement is hereby amended to read as follows:

           5.3       [Deleted].

8. The Company shall make a restricted stock award to the Executive on the first day of the Company's 2003 fiscal year in the amount of 200,000 shares of common stock of the Company upon the terms and conditions set forth in the form of Restricted Stock Award Agreement attached hereto and made a part hereof.

In Witness Whereof the parties hereto have duly executed this Amendment as of the date first above written.

                             BARNEYS NEW YORK, INC.



                              By:  /s/ Marc H. Perlowitz
                                   ---------------------------------------------
                                   Name: Marc H. Perlowitz
                                   Title: Executive Vice President



                              /s/ Howard Socol
                              --------------------------------------------------
                              HOWARD SOCOL





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